UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B DE C.V.

(Name of Subject Company (Issuer))

AERODROME INFRASTRUCTURE S.À R.L.

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.

BAGUAL S.À R.L.

GRENADIER S.À R.L.

PEQUOD S.À R.L.

HARPOON S.À R.L.

EXPANSE S.À R.L.

FINTECH HOLDINGS INC.

DAVID MARTÍNEZ

(Names of Filing Persons (Offerors))

SERIES B SHARES, without par value

AMERICAN DEPOSITARY SHARES, each representing 8 SERIES B SHARES

	(Title of Class of Securities)
	400501102
	(CUSIP Number for ADSs)

	Julio R. Rodriguez, Jr.
	c/o Fintech Advisory Inc.
	375 Park Avenue
	New York, NY 10152
	(212) 593-4500
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	With a copy to:

	Adam J. Brenneman, Esq.
	Manuel Silva, Esq.
	Cleary, Gottlieb, Steen & Hamilton LLP
	One Liberty Plaza
	New York, New York 10006
	(212) 225-2000

	CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee**
$412,888,904.66		$45,046.18

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as (i) (a) 60,155,201 outstanding Series B ordinary shares, no par value, including Series B ordinary shares represented by outstanding American Depositary Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in each case not directly or indirectly owned by the Offerors (as defined herein) multiplied by (b) the offer price ofPs.137 per share, divided by (ii) 19.96 (based on an exchange rate of Ps.19.96 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on June 11, 2021).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 by multiplying the transaction valuation by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,399.80

Filing Party:

Aerodrome Infrastructure S.à r.l.

Servicios de Tecnología Aeroportuaria, S.A. de C.V. Bagual S.à.r.l. Grenadier S.à.r.l.

Pequod S.à.r.l. Harpoon S.à.r.l. Expanse S.à.r.l. Fintech Holdings Inc. David Martínez

Form or Registration No.: Schedule TO-T     Date Filed: May 24, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments, supplements, restatements and exhibits thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 24, 2021 by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”). The Schedule TO relates to the offer by the Offerors to purchase up to 60,155,201 shares of outstanding Series B ordinary shares held by U.S. Persons (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares, “ADSs” and, together with the Series B Shares, the “Securities”).

The information in the Schedule TO is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO. This Amendment No. 4 is being filed to amend and supplement Items 1 through 11 and Item 12 as reflected below. Except as otherwise set forth in this Amendment No. 4, the information set forth in the Schedule TO remains unchanged.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Adding the following paragraph in Item 11 of the Schedule TO:

“The Offers expired at 8:00 a.m., New York City time, on June 30, 2021. The ADS Receiving Agent and the Series B Receiving Agent have advised the Offerors that, as of 8:00 a.m., New York City time on the Expiration Date, 1,579,317 ADSs, representing 12,634,536 Series B Shares, and 90,217,248 Series B Shares, had been tendered and not withdrawn. These results are preliminary and subject to final validation of tenders by the ADS Receiving Agent and the Series B Receiving Agent.

Based on preliminary results, because the purchase of all Securities tendered in the Offers would cause the Offerors to purchase an aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that would exceed the total number of Series B Shares, including Series B Shares represented by ADSs, that the Offerors have offered to purchase pursuant to the Offers, the Offerors will accept Series B Shares, including Series B Shares represented by ADSs, for purchase by prorating the tendered Series B Shares, including Series B Shares represented by ADSs, pursuant to the proration mechanism described in this U.S. Offer to Purchase, with appropriate adjustments to avoid purchases of fractional Series B Shares or ADSs.

Based on preliminary results, Aerodrome expects to purchase 60,155,201 Series B Shares, including Series B Shares represented by ADSs, in the Offers. Upon the settlement of the Offers, taking into account the Series B Shares currently owned by SETA, the Offerors expect to own, directly or indirectly, 30.1% of OMA’s outstanding capital stock.

As described in the U.S. Offer to Purchase, the Offerors expect to announce the proration factor and final results of the Offers on or about July 7, 2021. Any tendered Securities that are not accepted for purchase as a result of proration will be returned or credited without expense to the holder’s account.

In accordance with the terms of the Offers, payment for Securities validly tendered and accepted for purchase in the Offers is expected to occur on July 9, 2021. Securities that have been validly tendered on or prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

The full text of the press release issued by the Offerors announcing the completion of the U.S. Offer is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii) Press Release, issued by the Offerors on June 30, 2021.

Exhibit No.	Description
(a)(1)(i)†	U.S. Offer to Purchase, dated May 24, 2021.
(a)(1)(ii)†	Form of ADS Letter of Transmittal for Series B Shares.
(a)(1)(iii)†	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.
(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(v)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(vi)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(vii)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(viii)†	Summary Publication published on May 24, 2021, in the Wall Street Journal. (a)(1)(ix)†Supplement to U.S. Offer to Purchase, dated June 9, 2021
(a)(1)(x)†	Press Release, issued by the Offerors on June 16, 2021.
(a)(1)(xi)†	Amendment No. 2 to the Schedule TO, dated June 16, 2021 (incorporated by reference to the Schedule TO/A filed to the SEC by the Offerors on June 16, 2021).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)(i)†	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.
(a)(5)(ii)†	Press Release, issued by the Offerors on May 24, 2021.
(a)(5)(iii)	Press Release, issued by the Offerors on June 30, 2021.
(b) †	Form of Loan Agreement between Aerodrome Infrastructure S.à r.l. and Fintech Investments Ltd.
(d)	None.
(g)	None.
(h)	None.

† Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
Name: David Martínez
Title:Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
Name: Christian Whamond
Title: Authorized Person

AERODROME INFRASTRUCTURE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person